EMI

RECEIVED

2006 JUN 21 P 2:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

14th June, 2006.

Attn: Filing Desk - Stop 1-4

06014562

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 9th June 2006, I enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(a) an announcement, dated 14th June 2006, being the Company's Annual Information Update for the 12 months up to and including 9th June 2006.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

Enc.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/50

Company Announcements Office,
London Stock Exchange.

14th June, 2006.

EMI GROUP PLC
Annual Information Update

Annual Information Update for the 12 months up to and including 9th June 2006.

This Annual Information Update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein. This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future. This Annual Information Update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months, in compliance with the laws and rules dealing with the regulations of securities, issues of securities and securities markets:

1. RNS ANNOUNCEMENTS

DATE	HEADLINE
10.6.05	Documents re the EMI Group plc 2005 AGM
16.6.05	Holding in Company
20.6.05	Director's Interests
30.6.05	Holding in Company
1.7.05	Holding in Company
1.7.05	Block Listing Six Monthly Return
1.7.05	Holding in Company
4.7.05	Holding in Company
5.7.05	Holding in Company
6.7.05	Director Shareholding
6.7.05	Holding in Company
13.7.05	Holding in Company
14.7.05	AGM Statement
15.7.05	Resolutions passed at EMI Group plc 2005 AGM
19.7.05	Statement re Televisa Mexican and US Latin Partnership
20.7.05	Statement re Scrip Dividend Scheme
29.7.05	IFRS Statement
23.8.05	Holding in Company

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

DATE	HEADLINE
25.8.05	Director's Interest
6.9.05	Holding in Company
8.9.05	Holding in Company
12.9.05	Holding in Company
12.9.05	Holding in Company
13.9.05	Holding in Company
14.9.05	Holding in Company
14.9.05	Holding in Company
20.9.05	Holding in Company
20.9.05	Holding in Company
21.9.05	Director/PDMR Shareholding
4.10.05	Holding in Company
4.10.05	Additional Listing
7.10.05	Holding in Company
10.10.05	Director/PDMR Shareholding
12.10.05	Director/PDMR Shareholding
17.10.05	First Half Trading Update
31.10.05	Holding in Company
3.11.05	First Half Results and Interim Dividend Release Date
16.11.05	Interim Results
16.11.05	Further re Interim Results and Interim Dividend – Interim Dividend payment
23.11.05	Holding in Company
25.11.05	Interim Report
12.12.05	Director/PDMR Shareholding
13.12.05	Sale of Toshiba-EMI's Manufacturing Plant in Japan
3.1.06	Block Listing Six Monthly Return
3.1.06	Holding in Company
6.1.06	Holding in Company
9.1.06	Holding in Company
10.1.06	Holding in Company
16.1.06	Holdings in Company
17.1.06	Holding in Company
18.1.06	Holding in Company
19.1.06	Holding in Company
20.1.06	Holdings in Company
20.1.06	Holding in Company
23.1.06	Directorate Change
30.1.06	Holding in Company
31.1.06	Holding in Company
1.2.06	Director Declaration
3.2.06	Holding in Company
3.2.06	Director/PDMR Shareholding
10.2.06	Holding in Company
13.2.06	Holding in Company
17.2.06	Holding in Company
21.2.06	Holding in Company
23.2.06	Holding in Company
23.2.06	Holding in Company
27.2.06	Holding in Company
10.3.06	Holding in Company
16.3.06	Holding in Company
20.3.06	Holding in Company
30.3.06	Additional Listing
30.3.06	Holding in Company
31.3.06	Holding in Company

DATE	HEADLINE
31.3.06	Holding in Company
3.4.06	Directorate Change/Director Declaration
3.4.06	Director/PDMR Shareholding
3.4.06	Director/PDMR Shareholding
4.4.06	Holding in Company
13.4.06	Director/PDMR Shareholding
20.4.06	Trading update for financial year ended 31.3.06
21.4.06	Holding in Company
28.4.06	Holding in Company
3.5.06	Statement re Warner offer
5.5.06	Holding in Company
9.5.06	Year End Results and Interim Dividend Release Date
15.5.06	Holding in Company
19.5.06	Holding in Company
23.5.06	Year End Results
24.5.06	Holding in Company
24.5.06	Directors'/PDMR Shareholdings
31.5.06	Holding in Company
5.6.06	Holding in Company
7.6.06	Additional Listing
9.6.06	Documents re the EMI Group plc 2006 AGM

2. DOCUMENTS FILED AT COMPANIES HOUSE

DATE	TYPE	BRIEF DESCRIPTION
7.6.05	88(2)	Return of allotment of shares
14.6.05	88(2)	Return of allotment of shares
15.6.05	288c	Director's particulars changed
17.6.05	-	Letter filing a copy of the Company's 2005 Annual report
13.7.05	88(2)	Return of allotment of shares
15.7.05	-	Letter filing copy of the special resolutions passed at the Company's Annual General Meeting
21.7.05	88(2)	Return of allotment of shares
1.8.05	288c	Director's particulars changed
3.8.05	88(2)	Return of allotment of shares
10.8.05	88(2)	Return of allotment of shares
22.8.05	363s	Annual return
24.8.05	88(2)	Return of allotment of shares
2.9.05	88(2)	Return of allotment of shares
9.9.05	88(2)	Return of allotment of shares
14.9.05	88(2)	Return of allotment of shares
14.9.05	88(2)	Return of allotment of shares
15.9.05	88(2)	Return of allotment of shares
19.9.05	288c	Director's particulars changed
21.9.05	88(2)	Return of allotment of shares
29.9.05	88(2)	Return of allotment of shares
4.10.05	88(2)	Return of allotment of shares
10.5.05	88(2)	Return of allotment of shares (scrip dividend)
13.10.05	88(2)	Return of allotment of shares
14.10.05	88(2)	Return of allotment of shares
18.10.05	88(2)	Return of allotment of shares
14.11.05	88(2)	Return of allotment of shares
5.12.05	88(2)	Return of allotment of shares
5.12.05	-	Interim Report and Company's Balance Sheet
9.12.05	88(2)	Return of allotment of shares

DATE	TYPE	BRIEF DESCRIPTION
13.12.05	88(2)	Return of allotment of shares
21.12.05	88(2)	Return of allotment of shares
21.12.05	88(2)	Return of allotment of shares
4.1.06	88(2)	Return of allotment of shares
17.1.06	88(2)	Return of allotment of shares
20.1.06	88(2)	Return of allotment of shares
27.1.06	88(2)	Return of allotment of shares
1.2.06	288a	Appointment of director
13.3.06	88(2)	Return of allotment of shares
31.3.06	88(2)	Return of allotment of shares
31.3.06	288b	Termination of appointment as director
1.4.06	288a	Appointment of director
3.4.06	88(2)	Return of allotment of shares (scrip dividend)
13.4.06	88(2)	Return of allotment of shares
21.4.06	88(2)	Return of allotment of shares
25.4.06	88(2)	Return of allotment of shares
2.5.06	88(2)	Return of allotment of shares

3. DOCUMENTS PUBLISHED AND SENT TO SHAREHOLDERS

DATE	DOCUMENT
10.6.05	Annual Report - 2005
10.6.05	Notice of Annual General Meeting - 2005
20.7.05	EMI Group Scrip Dividend Scheme documentation
25.11.05	Interim Report – 2005
9.6.06	Annual Report - 2006
9.6.06	Notice of Annual General Meeting - 2006

Information referred to above as having been filed with the Registrar of Companies can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk. That referred to as being published via the RNS may be obtained from the Regulatory News Service provided by the London Stock Exchange and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Regulatory announcements, the Company's 2005 and 2006 Annual Reports together with its 2005 Interim Report and further information may also be downloaded from the Company's website at www.emigroup.com. Copies of the documents listed above are also available for inspection at the Company's registered office: 27 Wrights Lane, London W8 5SW.

For further information, please contact:

Charles Ashcroft, Company Secretary 020-7795-7749
Christopher Christian, Deputy Secretary 020-7795-7317